Exhibit 4.1(h)

CONSULTING AGREEMENT

SERVICE AGREEMENT No. 001- LS/CLY

This agreement is made and entered into force on January 8th, 2003, by and between:

•	LONE STAR CONSULTING (herein referred to as “LSC”) located at 5715 Lockwood Road, Cheverly, MD 20785. Represented by Stephen Hofmann, President.

Tel: 202-412-2689

E-mail: sh_lonestarsonsulting@hotmail.com

•	CALYPTE BIOMEDICAL (hereinafter referred to as “Calypte”) located at 1265 Harbor Bay Parkway, Alameda, CA, 94502. Represented by

Tel: 877-225-9783

E-mail: Nkatz@calypte.com

1.    Subject of the agreement

A.    This service agreement relates to the promotion of HIV-1, a product of Calypte Biomedical.

B.    LSC shall assist Calypte to promote purchase of the HIV-1 product to the United States Congress, the Administrative agencies and the United States’ Armed Services; public and private entities through government mandate; foreign governments; and foreign businesses, as well as secure funding through various United States trade agencies and international financial institutions.

2.    Duties of LSC

A.    To assist Calypte to promote HIV-1 to Members of the U.S. Congress, the Administration and its agencies, and the international community.

i.    LSC shall develop and implement a congressional strategy to build support for HIV-1 within Congress. This will include:

a.    Having Members of Congress speak on the floor of the House of Representatives about the need for a urine-based HIV test;

b.    Initial meetings with the Chairman of the Congressional Hispanic Caucus Health Subcommittee and presentation to the Caucus as a whole; and

c.    Presenting the product to other caucuses, various Members of the California delegation, and like-minded Members of Congress, in both the House and Senate; and

d.    Having Members of Congress sign a Congressional Letter of support of a urine-based HIV test.

ii.    LSC will meet with key Members of the House Armed Services Committee to recommend that the Pentagon use HIV-1 in all branches of the Armed Services.

iii.    LSC will present the concept of HIV-1 to Ambassadors or top advisors from at least 30 key countries. LSC, or international associates of LSC, will meet with foreign Heads of State or members of their family to present the case for HIV-1. Initial discussions will focus on the following select countries: Ghana, Kenya, Tanzania, Gambia, Burkino Faso, Egypt, Singapore, China, Indonesia, Cambodia, Laos, Myanmar, Vietnam, Uzbekistan, Brazil, and Costa Rica.

iv.    LSC will assist in establishing a strong working relationship between Calypte and top Chamber of Commerce business members in several countries, especially India and Mexico.

v.    LSC will meet with officials from the U.S. Trade and Development Agency, the Export-Import Bank, the International Monetary Fund, the World Bank and the Overseas Private Investment Corporation to seek funding for certain international Calypte ventures.

B.    In order to facilitate the strategy detailed in section 2A, LSC may request that key representatives of Calypte meet with Members of Congress, agency officials, or top leaders of foreign governments. Such meetings will be specific in purpose and LSC will prepare briefing materials to Calypte representatives as necessary.

C.    LSC shall regularly consult with Calypte regarding the initiation, format, strategy and implementation of all meetings. LSC will provide timely updates.

3.    Duties of Calypte

A.    Calypte shall provide on a timely basis, all information necessary to promote its product, HIV-1.

B.    Calypte shall make timely payments pursuant to section 4.

4.    Expenses and Payment (1)

A.    Pursuant to section 5B, Calypte shall pay monthly to Lone Star Consulting the sum of $3,000.00 cash and $4,500.00 in Calypte Biomedical stock.

B.    Calypte shall pay upon submission all LSC expenses related to this contract. Any expense in excess of $100 must first be authorized by a representative of Calypte.

C.    All expenses incurred by Calypte shall be the sole responsibility of Calypte.

D.    Calypte Biomedical shall pay Lone Star Consulting a success fee of $10,000.00 for the first signed contract totalling $100,000.00 or more between Calypte and a party resulting from work done by LSC during the duration of the contract. In addition, Calypte Biomedical shall pay Lone Star Consulting a success fee of $25,000.00 for any signed contract totalling $750,000.00 or more between Calypte and a party resulting from work done by LSC during the duration of the contract.

E.    Account for payment shall be determined by LSC.

5.    Duration

A.    The Parties shall exercise good faith and due diligence in co-operating to achieve fully the purpose of this agreement including execution of all necessary documents relating to matters arising therein.

B.    This contract shall be valid for four consecutive three-month terms from the date of signing. Calypte and LSC may terminate the agreement at any time after the first three months.

6.    Confidentiality

LSC agrees not to disclose any of Calypte’s trade secrets and confidential information related to the technical specification and/or commercial information to any Governmental bodies (except required by law), third parties, or competitors subject to this Agreement.

7.    Amendment and Supplement

Upon signature of both parties, further mutually agreed to amendments and/or supplements shall constitute an integral and enforceable part of this Agreement.

8.    Arbitration

A.    All disputes in connection with this Agreement or the execution thereof shall be settled by friendly negotiation. In cases where no settlement can be reached through negotiation, the matter shall be submitted to the proper judicial court, in which case the award is final and binding to both Parties.

B.    All arbitration fees shall be borne by the losing party unless otherwise agreed.

C.    This Agreement is governed in accordance with United States law.

9.    Effective date and termination

This agreement shall come into force upon signature of both parties and shall remain effective for the duration of the contract.

This Agreement has been executed by two originals, each with the same validity, one for each party.

For Party A	For Party B

/s/ STEPHEN HOFMANN	/s/ ANTHONY CATALDO
Stephen Hofmann	Anthony Cataldo
President	Executive Chairman
Lone Star Consulting	Calypte Biomedical
5715 Lockwood Road	1265 Harbor Way Parkway
Cheverly, MD 20785	Alameda, CA, 94502
(202) 412-2689	(510) 749-5100

(1)	800,000 shares are registered for purposes of the $4,500/month payment in Calypte Common Stock based on the closing market price of Calypte Common Stock on February 14, 2003.